SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

The attached US GAAP Annex supersedes and replaces the US GAAP Annex that was submitted on Form 6-K on April 7, 2006 under accession number 0000903423-06-000385. The original US GAAP Annex included a computation error in the December 31, 2005 total assets and total liabilities and shareholder deficits reported as EUR 99,748 (figures are given in thousands). The attached US GAAP Annex corrects this error and reports EUR 98,748. No other changes were required.

US GAAP ANNEX

 GENESYS SA

U.S. GAAP CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,	December 31,
	2004	2005
ASSETS		(Unaudited)
Current assets:
Cash and cash equivalents	€ 7,361	€ 5,789
Restricted cash	1,194	116
Billed accounts receivable, less allowances of €2,100 at December 31, 2004 and €1,547 at December 31, 2005	21,523	24,225
Un-billed accounts receivable	6,260	3,467
Prepaid expenses	1,622	2,862
Other current assets	4,310	3,174
Total current assets	42,270	39,633
Property and equipment, net	22,366	21,958
Goodwill, net	21,834	21,931
Customer lists and other intangibles, net	15,798	12,331
Investment in affiliated company	212	279
Deferred tax assets	448	583
Deferred financing costs, net	1,619	139
Other assets	1,565	1,894
Total assets	€ 106,112	€ 98,748
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Bank overdrafts	€ 2,173	€ 1,851
Accounts payable	9,488	8,095
Accrued liabilities	5,004	5,079
Accrued compensation	6,479	7,054
Taxes payable	6,667	5,070
Current portion of long-term debt	12,038	13,563
Current portion of capitalized lease obligations	187	4
Current portion of deferred tax liability	989	969
Current portion of other long-term liability	1,467	626
Other current liabilities	1,488	4,348
Total current liabilities	45,980	46,659
Long-term portion of long-term debt	64,713	62,473
Long-term portion of capitalized lease obligations	60	39
Long term portion of deferred tax liability	3,396	2,532
Other long-term liability	1,244	698
Shareholders’ equity (deficit):
Ordinary shares: €1.00 nominal value and 18,307,756 shares issued and outstanding at December 31, 2003 and September 30, 2004	18,308	18,308
Common shares to be issued: €1.00 nominal value and 65,067 shares at December 31, 2003 and September 30, 2004	65	65
Additional paid-in capital	197,129	197,129
Treasury shares: 22,131 shares at December 31, 2004 and September 30, 2005	(751)	(751)
Accumulated other comprehensive income	22,293	14,935
Accumulated deficit	(246,325)	(243,339)
Total shareholders’ deficit	(9,281)	(13,653)
Total liabilities and shareholders’ deficit	€ 106,112	€ 98,748

GENESYS SA

U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands, except share data)

	Three months ended December 31,		Twelve months ended December 31,
	2004	2005	2004	2005
Revenue:
Services	€ 33,784	€ 35,439	€ 138,762	€ 141,850
Products	50	13	276	79
	33,833	35,452	139,038	141,929
Cost of revenue:
Services	12,246	12,879	53,013	49,927
Products	34	18	83	70
	12,280	12,897	53,096	49,997
Gross profit	21,553	22,555	85,942	91,932
Operating expenses:
Research and development	798	1,059	3,750	2,954
Selling and marketing	8,029	10,836	35,839	40,559
General and administrative	8,474	7,374	34,773	32,719
Restructuring charge	(305)	—	2,242	256
Impairment of goodwill and other intangibles	—	—	75,401	—
Amortization of intangibles	947	907	5,382	3,580
Total operating expenses	17,943	20,176	157,387	80,068
Operating income (loss)	3,610	2,379	(71,445)	11,864
Interest income	27	171	173	296
Interest expense	(966)	(1,266)	(4,285)	(6,822)
Foreign exchange gain (loss)	(701)	(103)	(1,595)	(366)
Other financial expense, net	(474)	(1,586)	(1,287)	(1,434)
Financial expense, net	(2,114)	(2,784)	(6,994)	(8,326)
Equity in income (loss) of affiliated company	22	11	71	68
Income (loss) before taxes	1,519	(394)	(78,368)	3,606
Income tax (expense) credit	857	(848)	6,683	(597)
Net income (loss)	€ 2,376	€ (1,242)	€ (71,685)	€ 3,009
Basic net income (loss) per share	€ 0.13	€ (0.07)	€ (3.90)	€ 0.16
Diluted net income (loss) per share	€ 0.13	€ (0.07)	€ (3.90)	€ 0.16
Number of shares used in computing basic net income (loss) per share	18,372,841	18,372,841	18,372,841	18,372,841
Number of shares used in computing diluted net income (loss) per share	18,372,841	18,372,841	18,372,841	18,372,841

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2006

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer